Exhibit 4(c)(xxvi)

Dated   April 8th 2020

EMPLOYMENT AGREEMENT
BETWEEN

(1)	SMITH & NEPHEW UK LIMITED

and

(2)	ANNE FRANCOISE NESMES

PARTIES

(1)	Smith & Nephew UK Limited whose registered office is at Building 5, Croxley Park, Hatters Lane, Watford, Hertfordshire WD18 8YE, UK (“we”) or (“us”)
(2)	ANNE FRANCOISE NESMES
A

This Agreement sets out the terms and conditions that apply to your employment with us. There are other provisions relevant to your employment which are available on our intranet, which we may change from time to time. If there is any conflict between them and this Agreement then this Agreement prevails.

B	The final section of the Agreement sets out definitions and general provisions that apply throughout the Agreement.

INDEX

Section	Description
1	Your Job
2	Your Remuneration
3	Protecting the Company Whilst You Are Employed
4	Discipline and Grievance
5	Sickness and Absence from Work
6	Termination of Employment
7	Protecting the Company After Your Employment Has Ended
8	General Provisions

SECTION ONE: YOUR JOB

1.	THE APPOINTMENT
1.1	You are employed by us as Chief Financial Officer from August 3rd 2020.
1.2

We can make reasonable changes to your job title, your duties and responsibilities provided always that such changes do not diminish your status and responsibilities or substantially alter the capacity and role in which you are employed.

1.3	You must:
(a)	comply with all of our rules, policies and procedures, including but not limited to our Code of Conduct and our Group Finance Manual;
(b)	carry out all of your duties and functions consistent with your role including accepting any directorship or other position of responsibility in the Group;
(c)	exercise all the powers and comply with all our instructions in connection with the business that we reasonably require, and
(d)	use your reasonable endeavours to promote our interests.
1.4	If we ask you for any information or explanations about your employment or our business or affairs, you must give it to us as soon as reasonably practicable (in writing if required).
1.5	You must comply with any restrictions that we may properly impose on you.
2.	HOURS OF WORK
2.1	Our normal office hours are currently 9 am to 5 pm Monday to Friday but you are expected to work whatever hours we reasonably require of you.
2.2

We acknowledge that the duration of your working time is not measured or predetermined and that you can determine it yourself. Nevertheless, if the Working Time Regulations 1998 do govern your working hours, you agree that if required you will work in excess of an average 48 hour working week and that you therefore agree to opt-out of the 48 hour average limit set out in those Regulations

3.	PLACE OF WORK
3.1

Your normal place of work is at Building 5, Croxley Park, Hatters Lane, Watford, Hertfordshire WD18 8YE, UK and we will not move it without your prior written agreement which shall not be unreasonably withheld if the new location is within reasonable commuting distance of your home at the time. However, we may require you to work elsewhere within the United Kingdom on a temporary basis.

3.2	You are required to travel in the United Kingdom, Europe or worldwide as part of your duties.
3.3	For the purposes of Part I of the Employment Rights Act 1996, it is not expected that you will be required to work outside the United Kingdom for more than one month at a time.

4.	WARRANTIES
4.1

You represent and warrant that you have complied with all appropriate legal obligations and have not been charged or (to your knowledge) investigated with regard to any offence other than minor traffic violations or other, similar misdemeanours unrelated to your work. In particular, you warrant that you have not been prohibited from being a director or been charged with any offence involving dishonesty or violence.

4.2

You represent and warrant that you have the right to work in the United Kingdom without any additional approvals. You are required to keep us updated with any change to your personal details and immigration status. We may provide your data to the UK Border Agency to enable us to fulfil our legal obligations.

4.3

You represent and warrant that, by entering this Agreement or performing any of your obligations under it, you are not in breach of any obligation neither to any third party, including a restrictive covenant, nor of any court order or any other legal obligations.

SECTION TWO: YOUR REMUNERATION

5.	SALARY
5.1	Your basic annual salary is £580,000. The salary accrues daily and is payable in equal monthly instalments in arrears on or before the last working day of each month.
5.2	Your salary will be reviewed not less than annually on or about 1 April. The first review date for you will be 1 April 2021. We are not under any obligation to increase it at each review.
5.3	There is no additional remuneration for any directorship, trusteeship or other position of responsibility that you may hold in the Group.
6.	EXECUTIVE CASH AND SHARE INCENTIVE PROGRAMS
6.1.	You will be eligible to participate in cash and share incentive programmes and you will be given a brochure outlining the programme, the details of which may be changed from time to time.
6.2

Subject to shareholder approval of the 2020 Remuneration Policy, you will be eligible to participate in the Annual Bonus Programme (ABP) where at target performance, your award opportunity is 107.5% (50% in cash and 50% deferred into shares that vest after three years) and at maximum at 215%. A pro-rata award will apply for this year’s performance year based on date of hire. Actual award levels are dependent on actual business results. The rules of the ABP scheme may be changed by the Remuneration Committee of the Board of Directors of Smith & Nephew at any time.

6.3

You will be eligible for participation in the Smith & Nephew Performance Share Plan in accordance with Smith & Nephew’s plan provisions which may be changed by the Remuneration Committee of the Board of Directors of Smith & Nephew at any time.

Participants are granted an annual award of Smith & Nephew shares in the amount of 137.5% of base salary subject to target Company performance over three years and 275% for maximum overachievement. The actual vesting will be determined at the end of the three year performance.

7.	EXECUTIVE SHARE OWNERSHIP GUIDELINES
7.1

One of the main objectives of the suite of incentive plans is to ensure that there is strong alignment between the interests of our senior executives with those of our shareholders. Therefore, in order to encourage executives to think like our shareholders, there is an expectation that our senior team members will build up and maintain an appropriate level of shareholding in Smith & Nephew. Upon starting employment, any existing shareholdings will count towards meeting your share ownership expectations as well as any shares held by (or in respect of) your spouse or partner. For you, this means an equivalent of 200% of your salary. In order to provide flexibility in the achievement of the guidelines, 50% of any future vested awards granted by the Company can be sold (after tax) with the remainder held until the share ownership guidelines are achieved.

8.	COMPANY CAR
8.1

You will be provided with benefits in accordance with the Smith + Nephew Company Car Scheme while such a scheme exists. Details of the scheme are available on the intranet, and may be changed from time to time.

9.	PENSIONS, LIFE ASSURANCE AND INCOME PROTECTION
9.1

Pensions, Life Assurance and Income Protection policy, including those described below, are subject to continuous review by the Board of Smith & Nephew plc and the Remuneration Committee and may be amended from time to time at their discretion. However, you shall be eligible for cover under any such schemes or policies from time to time in force for the benefit of directors and senior executives.

9.2	Pension Plan

You will be able to choose between:

a company contribution to the Smith & Nephew Retirement Plan (the “Pension Plan”) of 12% of basic salary;

or

a cash supplement of 12% of basic salary.

Your decision may then be reviewed annually on a tax year basis. Please note that the cash supplement will be non-pensionable and non-bonusable.

You can elect to contribute to the Pension Plan up to any applicable HMRC limits from time to time in force.

The Company reserves the right to change the basis or level of its contributions to the Pension Plan or cash supplement upon giving you reasonable notice of its intention to do so and, in the event of a reduction in the level of its contributions, without having to provide any benefit or compensation in lieu thereof.

The Company also reserves the right to terminate your ongoing participation in the

Pension Plan or the payment of the cash supplement.

No contracting out certificate is in force in relation to your employment.

9.3	Life Assurance

We will also provide you with life assurance cover under the Smith + Nephew Stakeholder Group Death in Service Plan (the "Death in Service Plan"). The cover is provided through an insurance company (the "relevant insurer"). The benefit provided on death in service is (subject to the terms of the relevant insurer) 7 x base salary.

9.4	Income Protection

Subject to the provisions below, We will make provision for an Income Protection Plan provided by an insurance company (the "relevant insurer") offering an income protection benefit, whilst You are an employee, of 75% of base pay (including any State Invalidity Benefits) in the event that You are unable to work due to sickness or injury after an initial period of absence of 52 weeks.

9.5

Your participation in the Income Protection Plan is subject always to the rules of the relevant insurer’s scheme for the time being in force (details of which are available from Human Resources) and to the approval of the relevant insurer. In the event that the relevant insurer declines to provide or continue to provide benefits, as the case may be, under the Income Protection Plan, we shall not be liable to provide any benefit or compensation in lieu thereof. Further, we shall be entitled at any time (after giving you reasonable notice and reasonable assistance in implementing alternative arrangements) to terminate the Income Protection Plan or the Death in Service Plan or your participation in it and/or to withdraw or change the rules or benefits of the Income Protection Plan or the Death in Service Plan provided that such variation withdrawal or termination applies to all our employees who are employed at a comparable level to you, in which case we shall not be liable to provide any benefit or compensation in lieu thereof. It is a condition of your participation and continuing participation that you agree to undergo any medical examinations that might be required from time to time.

Further details regarding the Stakeholder Pension Plan will be sent to you under separate cover.

10.	PRIVATE MEDICAL INSURANCE
10.1

Private health cover is provided from the date of joining for yourself, and if applicable, your spouse and any of your unmarried children who are under age 21 (or under age 24 if in full-time education). Full details will be sent under separate cover.

11.	HOLIDAYS
11.1	Our holiday year runs from 1 January to 31 December. In addition to bank holidays, you are entitled to 25 days paid holiday in each holiday year.
11.2	Holidays accrue pro-rata in each holiday year.

11.3

Holidays must be taken at times agreed with your Manager. Holidays may not be carried forward from one holiday year to the next without our approval. There is no pay in lieu of untaken holiday at the end of the holiday year.

11.4

We may decide whether or not any holiday that you have taken forms part of your entitlement under the Working Time Regulations. Unless we decide otherwise, it is assumed that holidays accruing under those Regulations are taken first.

11.5	It may be necessary to set aside a certain number of days each year to cover the closure of the office at the Christmas and New Year periods and you will be informed if this is the case.
12.	EXPENSES
12.1

We will reimburse you for all business expenses that are properly and reasonably incurred and claimed by you in accordance with our expenses policy in force from time to time. If we make a company credit card available to you, you must:

(a)	Take good care of it and immediately report if it is lost or stolen;
(b)	Only use the card for our business and in accordance with any applicable policy; and
(c)	Surrender it immediately on our request.

SECTION THREE: YOUR RESPONSIBILITIES

13.	GENERAL DUTIES
13.1

During your employment (including any period of suspension or while on garden leave) you are subject to a duty of goodwill, trust and confidence, exclusive service and good faith towards us. Without limitation, these duties require that you must not:

(a)	compete with the Group;
(b)	make preparations (during hours when you are required to work) to compete with the Group after your employment has terminated;
(c)	solicit business from customers or potential customers of the Group;
(d)	encourage employees to leave employment with the Group against the Group’s wishes; and/or
(e)	copy information relating to the Group for a purpose other than for the benefit of the Group.
13.2

If you are appointed as a director of a board of any Group Company, you must notify that board immediately if you act (or omit to act) in a way that may amount to a breach of your obligations to the Group or if you become aware of or suspect any wrongdoing on the part of Group employees or contractors or any acts (or omissions) of third parties which might reasonably be expected to be harmful to the Group.

14.	OTHER INTERESTS
14.1

You must devote all of your working time to the Group. You must not undertake any activity or do anything that might reasonably be expected to affect the full and proper performance of your duties unless we agree first. Without limitation, you must not undertake any other employment or hold any other office without our prior formal agreement (such agreement not to be unreasonably withheld). We acknowledge that you are currently a Non-Executive Director of Compass Group plc.

14.2

You may invest in publicly traded competitors or suppliers, provided the investment is minimal in relation to your net worth, and is formally pre-authorised by the Chief Executive. Ownership of a substantial amount of stock, however, in a publicly traded competitor or ownership of an interest in a privately held company that competes with Smith + Nephew is prohibited.

14.3	You confirm that you have informed us (and will continue to keep us informed) of any conflict that may exist between your (or your immediate family’s) interests and those of the Group.
14.4

You are not entitled to receive any discount, rebate, commission or other benefit in respect of business carried out by the Group (whether carried out by you or not) and you must immediately disclose to and account to us for any such benefit if you do receive it.

14.5	You must comply with our Code of Conduct at all times.
15.	MARKET ABUSE AND INSIDER DEALING
15.1

The freedom of Directors and certain employees to deal in the Company’s shares and ADRs is restricted in a number of ways including by UK statute, requirements of the London and New York Stock Exchanges and US Federal Securities laws. As a result, the Company has adopted the Smith + Nephew Code of Dealing (the “Code of Dealing”) which is based on the UK Listing Authority’s Model Code for Dealing in Securities.

15.2

The Dealing Code imposes restrictions to ensure that Directors, designated insiders and persons connected with them don’t abuse, or place themselves under suspicion of abusing, price sensitive information especially in periods leading up to an announcement of results or potential acquisitions or disposals of part of the business.

15.3

In view of your position you are considered to be a designated insider and a copy of the Code of Dealing will be sent to you under separate cover. You will be required to confirm that you have read and understood the Code of Dealing.

Any queries in relation to the Code of Dealing should be addressed to the Company Secretary, Smith & Nephew plc, Building 5, Croxley Park, Hatters Lane, Watford, Hertfordshire WD18 8YE, UK

16.	CONFIDENTIAL INFORMATION
16.1

During the course of your employment, you will be exposed to information that is secret, confidential or commercially sensitive and which (if disclosed or used for purposes other than those of the Group) could cause significant harm to the Group. In this Agreement, that information is referred to as Confidential Information and includes without limitation:

(a)

research and development carried out by the Group (whether or not that research is complete and including the outcome of any clinical or field trials) and potential areas of research and development identified by the Group;

(b)	details of any applications for regulatory approval or clearance for any products or services developed by the Group;
(c)	the Group's intellectual property (except where this is not protected by patent or equivalent protection);
(d)	the Group's manufacturing techniques and methods and ideas for manufacturing techniques and methods;
(e)	the Group's marketing and sales strategies and plans;
(f)	potential acquisitions and disposals by the Group;
(g)	the Group's financial and sales performance;
(h)	information relating to the Group's employees and contractors including without limitation their perceived strengths and weaknesses, remuneration and contact details.
16.2

You must not use, disclose or permit to be used or disclosed (other than in the performance of your duties or as required by law) any Confidential Information. This restriction applies both during the course of your employment and following its termination except in relation to Confidential Information which has come into the public domain other than by virtue of a breach of duty by you.

16.3

You acknowledge that in the ordinary course of your employment, you will have access to price sensitive inside information (as referred to in the Code of Dealing). You agree that all such information is confidential and must not be used, disclosed or permitted to be used or disclosed except as may be necessary for the proper performance of your duties to us and in accordance with the requirements of the Market Abuse Directive or the law.

16.4

We are conscious that you will have been provided with and had access to confidential information relating to your previous employment. You agree that you have not and will not use any information of a confidential nature that is the property of your previous employer (except where such information is already in the public domain) for the benefit of us or our clients or customers. Such practice could expose us to legal action and could lead to your summary dismissal. If you have any concerns or questions about the appropriateness of the use of any information which may be of a confidential nature, you should raise this with Human Resources or the Legal Function.

16.5	The provisions of this Agreement are without prejudice to any duties and obligations of confidentiality to which you may be subject at common law or equity.
16.6

You must not make or issue any press statement or give any interview to a journalist or publish or submit for publication any article or opinion relating directly or indirectly to the Group without our prior agreement.

16.7	You must not at any time make any untrue or misleading statement in relation to the Group.

17.	INTELLECTUAL PROPERTY
17.1	Due to the nature of your duties and your particular responsibilities, you recognise that You have a special obligation to further the interests of the Group.
17.2

You must disclose to us at once any idea or invention created in the manner prescribed by sections 39(1) and 39(2) of the Patents Act 1977. Any such inventions will then be dealt with in accordance with the provisions expressed in that Act.

17.3

You acknowledge that all trademarks, registered designs, design rights, copyright, database rights and other intellectual property rights (together, where registrable with the right to apply for registration of those rights, aside from those described in Clause 15.2) will vest in and be our exclusive property or any of the Group Companies which we nominate if they come into existence during the normal course of your employment or by using materials, tools or knowledge made available through your employment. This applies regardless of whether those rights are in existence now or come into existence at any time in the future. If required to do so (whether during or after the termination of your employment), you must sign any document and do anything necessary to vest ownership in these rights in the Group as sole beneficial owner. Where ownership does not automatically vest by Act of Parliament, you must immediately assign all your interests to the Group. You irrevocably waive all your rights pursuant to sections 77 to 83 inclusive of the Copyright Designs and Patents Act 1988.

SECTION FOUR: DISCIPLINE AND GRIEVANCE

18.

You must comply with our disciplinary policy and procedure which is available on the intranet. Failure to do so is a serious breach of this Agreement. The disciplinary policy and procedure does not form part of this Agreement nor does it give rise to any contractual rights as between you and the Group. If you are dissatisfied with any disciplinary decision taken against you, you may appeal to the Chairman of the Board of Smith & Nephew plc within 5 working days.

19.	If you have any grievance relating to your employment, you should raise it in the first instance with the Chief Human Resource Officer in accordance with our grievance procedure.
20.

We have the right to suspend you with full pay and benefits at any time to allow us to conduct a disciplinary investigation or if your dismissal is being contemplated. Suspension may be for such period as is reasonably necessary in the circumstances.

SECTION FIVE: SICKNESS AND ABSENCE FROM WORK

21.	INCAPACITY
21.1	If you are unable to attend work due to sickness or accident, you must inform your Manager on the first morning of absence, or as soon as is reasonably possible.
21.2

If your absence is for a period of 1 working day or more you will need to provide a self-certification form, obtainable from the Human Resources. This will cover you for a maximum of 7 calendar days, after which a doctor's statement is required.

21.3	If you are absent from work owing to illness or injury you will be entitled to salary during the period of absence in accordance with the following scale, which is our current sick pay policy, which is reviewed from time to time and may be changed at our discretion. All such payments will be subject to deduction of Statutory Sick Pay or National Insurance Sickness Benefit receivable.

Length of Continuous Service	Payment entitlement in any 12 month period

0 - 3 years	6 months full pay
6 months half pay
After 3 years	12 months full pay

21.4	Your sick pay entitlement is based on your service at the beginning of the sickness period.
21.5

The table set out in 21.3 also indicates the maximum sick pay entitlement payable in respect of one period of continuous absence as determined by our standard Company policy. Your entitlement to salary under the Company's sick pay scheme includes any benefit from the Income Protection Plan where appropriate.

21.6

At our request you will agree to undergo a medical examination performed by a doctor appointed and paid for by us. You authorise the Board and the board of Smith & Nephew plc to have access to any reports produced as a result of that examination provided that you are also shown copies of the same.

SECTION SIX: TERMINATION OF EMPLOYMENT

22.	NOTICE
22.1

We have to give you 12 months’ notice in writing to terminate your employment and the Restricted Period would be deemed to start on the day we give notice to you. At the Company’s discretion we may pay you a further amount in respect of the remainder of the Restricted Period when the notice period has expired.

22.2	If you want to resign, you must give us six months’ notice in writing.
22.3	We may terminate your employment immediately and without any entitlement to notice under 22.1 or compensation if:
(a)	you are guilty of gross misconduct or gross negligence;
(b)	you commit any significant or intentional violation of our Code of conduct or similar applicable integrity policy within the Smith + Nephew Group;
(c)

without reasonable cause, you neglect, omit or refuse to perform all or any of your duties or obligations under this Agreement or you fail to any substantial or material extent to observe and perform the provisions of this Agreement to our reasonable satisfaction provided always that where such matters are capable of remedy, we shall not terminate pursuant to this clause unless and until we have given you 28 days’ written notice of the relevant matter requiring you to remedy the same and you have failed to do so; or

(d)

you misconduct yourself whether during or outside the course of your duties under this Agreement in such a way that in our reasonable opinion our business, operation, interests or the reputation of the Group are or are likely to be prejudicially affected, provided always that where such misconduct is capable of remedy so as to avoid such prejudicial effect, we shall not terminate pursuant to this clause unless and until we have given you 28 days’ written notice of the misconduct requiring you to remedy the same and you have failed to do so; or

(e)

you commit any criminal offence (including in particular any offence involving dishonesty or violence) other than an offence which does not in our reasonable opinion affect your position under this Agreement; or

(f)

you commit an offence under any statutory enactment or regulation or any provision of this Agreement relating to insider dealing or market abuse (whether that enactment was passed in the United Kingdom or United States of America or elsewhere); or

(g)	you become bankrupt or make or attempt to make any composition with your creditors; or
(h)	you become prohibited by law from being a director of a company or you cease to be a director of a Group Company without our consent or concurrence; or
(i)	you are guilty of any deliberate act of discrimination, harassment or victimisation on grounds of race, sex, disability, sexual orientation, religion/religious belief or age.
23.	PAYMENT IN LIEU OF NOTICE, GARDEN LEAVE
23.1.

We may, in our absolute discretion, pay basic salary in lieu of notice and pay to you an additional sum in lieu of any benefits (excluding bonus, if any) which you are contractually entitled to receive, whether notice is given by us or by you. We may elect to pay this sum as one lump sum payment or in equal instalments on those days on which you would have received your basic salary had you continued in employment throughout your notice period.

23.2.

During all or part of any period of notice, and provided that we continue to pay your salary and provide the benefits (other than bonus) to which you are entitled under this Agreement (or to pay a sum in lieu of such benefits) until your employment terminates, then we are entitled at our absolute discretion during the remaining period of your notice period (or any part of such period) to place you on garden leave. You will be deemed to have taken any accrued but untaken holiday during any period of garden leave. This means that we may require you:

23.2.1.	not to carry out all or part of your duties or to exercise your powers or responsibilities under this Agreement or require you to carry out alternative duties;
23.2.2.	to resign immediately from any offices you may hold with the Group;
23.2.3.	not to attend your place of work or any other Group premises;
23.2.4.	not to have contact (including socially) with any suppliers or customers of the Group or with employees (other than socially) except as authorised by us;
23.2.5.	to return to us all documents, computer disks and other property (including summaries, extracts or copies) belonging to the Group or to its or their customers;
23.2.6.	to work from your home and/or to carry out exceptional duties or special projects outside the normal scope of your duties and responsibilities provided always that such special projects are appropriate to your status, skills and experience; and/or

23.2.7.	to take or not to take all or part of any outstanding holiday during your notice period.
23.3.

You will have no entitlement to bonus in respect of any period of garden leave but the Remuneration Committee may, in its absolute discretion, determine to pay you a sum in respect of bonus in respect of such period.

23.4.	You acknowledge that during any garden leave you remain employed by us and the terms of this Agreement will apply.
23.5.

In the event that it is agreed that any period of garden leave should come to an end and your employment terminate to allow you to commence employment elsewhere, all payments to you would then cease and you would have no right to compensation in respect of any outstanding period of notice.

24.	CORPORATE GOVERNANCE AND PHASED PAYMENTS
24.1.

Following a decision to terminate your employment (except in the circumstances defined under 22.3) the Remuneration Committee may use its discretion to determine not to require you either to work out your notice period in full (as provided for in Clause 23.1 above) nor to place you on garden leave (as provided for in Clause 23 above). In such circumstances the Remuneration Committee will pay a sum equivalent to all of the salary and benefits (excluding bonus) you would have received if we had required you to work during your notice period. You will have no entitlement to bonus in respect of any period of notice which you have not worked but the Remuneration Committee may, in its absolute discretion, determine to pay you a sum in respect of bonus in respect of any period.

24.2.

In deciding whether to exercise any discretion under Clauses 23.2 and 24.1, the Remuneration Committee will take into account all relevant circumstances including the Group’s policy not to “reward for failure”, the appropriateness of your obligation to mitigate for loss, and other relevant “corporate governance” guidelines.

25.	OTHER TERMINATION PROVISIONS
25.1.

Nothing in this Agreement shall prevent us from terminating your employment on grounds of ill-health if you are unable through health reasons (in circumstances of at least 26 week’s absence) to perform your duties even though at the time your employment terminates you have not exhausted your full sick pay entitlement or the consequence of the termination would be to end your entitlement to any further payments under the Income Protection Plan.

25.2.

On termination of your employment, your entitlement to accrued holiday pay will be calculated pro-rata. If you have untaken holiday due under the Working Time Regulations on the date your employment terminates, you will be entitled to pay in lieu of that untaken holiday (save that if you are dismissed for gross misconduct or gross negligence then that pay in lieu will be calculated at the rate of £1 per day).

25.3.

On termination of your employment (or earlier if requested), you will immediately return to us all Group property in your possession or control (without keeping any copies). This obligation extends to any copies, drafts, notes, extracts or summaries

(however stored or made) of all documents and software that relate to the Group’s business. If you have stored or copied any of the Group’s data or information onto a computer, personal organiser or other electronic storage device which does not belong to the Group then you must immediately irretrievably delete that data or information and must allow us to have access to that device to verify that the data or information has been deleted.

25.4.

You will immediately on termination of your employment or at any other time on request of the Board, resign immediately without claim for compensation as a director of any Group Company or from any trusteeship, office or appointment held by you on behalf of the Group.

26.	CHANGE OF CONTROL
26.1

In a change in control situation affecting Smith & Nephew plc the entitlements set out below would be payable where, within 12 months of that change, there is a significant diminution of role or status, a reduction in salary or benefits, or a mandatory relocation or where termination by employer or employee is a consequence of such a change in control:

•	Normal twelve months’ base salary payable as a lump sum
•	The Remuneration Committee will consider to what extent an annual bonus award should be made in the change of control circumstances
•	Lump sum in lieu of 12 months’ car benefits and healthcare benefits based on current provision costs
•	Lump sum in lieu of 12 months’ pension contribution or salary supplement, as appropriate
•	Reasonable executive outplacement costs
26.2	These change in control terms supersede the notice terms and entitlement set out in the Termination of Employment section.

SECTION SEVEN: PROTECTING THE COMPANY AFTER YOUR EMPLOYMENT HAS ENDED

27.	CONFIDENTIALITY
27.1	The confidentiality provisions set out in Clause 17 continue to apply to protect Confidential Information following the termination of your employment.
28.	RESTRICTIVE COVENANTS
28.1

At any time in the period set out in Column A below, You must not carry out the activities set out in Column B. The Column B activities, however, are subject to the provisos and limitations set out in Column C.

A (Restricted Period)	B (Restricted Activity)	C (Provisos and Limitations)
12 months from the date your employment with us ends

Accepting employment with or engaging, assisting or being interested in any undertaking which carries out research, development or manufacturing of products or services in the fields of biologics, orthopaedics, endoscopy and/or wound management and treatment.

This restriction only applies where that undertaking competes with the Group.

12 months from the date your employment with us ends

Accepting employment with or engaging, assisting or being interested in any undertaking which carries out marketing and/or selling of products or services in the fields of biologics, orthopaedics, endoscopy and/or wound management and treatment.

This restriction only applies where that undertaking competes with the Group and that marketing or selling takes place in a Prohibited Territory.
12 months from the date your employment with us ends	Soliciting orders or contracts from or being concerned with contracts or the supply of orders to any person who is a customer of the Group.

This restriction only applies where: (a) the orders would be supplied in a Prohibited Territory; (b) the orders relate to the supply of products or services in the fields of biologics, orthopaedics, endoscopy and/or wound management; (c) the orders are in competition with the Group; (d) that person was someone with whom (during the last 12 months of your employment) you had personal contact or were materially concerned or about whom You possessed confidential information; and (e) that person had been a customer in the last 12 months of your employment. The expression "customer" includes a prospective customer.

12 months from the date your employment with us ends	Interfering or trying to interfere with the continuance of supplies to the Group or the terms on which those supplies are provided

This restriction only applies if the supplier is a person with whom (during the last 12 months of your employment) you had personal contact or were materially concerned or about whom you possessed confidential information.

12 months from the date your employment with us ends	Offering employment to an employee of the Group or persuading an employee to leave the Group.

This restriction only applies if: (a) the employee is engaged in an executive, managerial, sales, research or development role; and (b) during the last 12 months of your employment, you had personal contact or were materially concerned with or possessed confidential information about the employee. The expression "employee" includes consultants, non-executive directors and contractors. It is immaterial whether or not the employee leaves the Group in breach of contract.

28.2.

These covenants prevent you from doing the restricted activities yourself or in any other way. You must not do them through others acting on your behalf or on your instructions or with your encouragement. You must not do them whether they are for your benefit or not.

28.3.	The duration of these restrictive covenants shall be reduced by an amount equal to the time that you may be placed on garden leave by us in accordance with Clause 24.
28.4.	The expression "Prohibited Territory" means:
(a)	In North and South America - Canada, Mexico, Puerto Rico, Costa Rica, Brazil and the United States
(b)	In Europe - Austria, Belgium, Bulgaria, Croatia, Czech Republic, Denmark, Eire, Estonia, Finland, France, Germany, Hungary, Italy, Latvia, Lithuania,

Netherlands, Norway, Poland, Portugal, Russian Federation, Slovakia, Slovenia, Spain, Sweden, Switzerland, United Kingdom.

(c)	In Asia - Brunei, China, Hong Kong, India, Indonesia, Japan, Malaysia, Myanmar, Pakistan, Philippines, Singapore, South Korea, Sri Lanka, Taiwan, Thailand, Vietnam.
(d)	In Australasia - Australia, New Zealand
(e)	In Middle East - United Arab Emirates, Turkey, Saudi Arabia
(f)	In Africa - South Africa,

as well as any other country in which (at the date your employment terminates) the Group markets or sells products or services directly or via a distributor or agent.

28.5.

If the business of the Group expands beyond the fields of biologics, orthopaedics, endoscopy and wound management/treatment then the restrictive covenants will also apply to protect those new fields of activity.

28.6.

If you apply for or are offered a new employment, appointment or engagement, you must immediately bring the terms of this Agreement to the attention of the person to whom you are applying or the person making that offer.

SECTION EIGHT: GENERAL PROVISIONS

29	DEFINITIONS
29.1	In this Agreement, the following words have the following meanings:

Board	Our Board of Directors from time to time and any person or committee authorised by the Board to act as its representative for the purposes of this Agreement
Chief Executive Officer	The Chief Executive Officer of Smith & Nephew plc
Group Company

Smith & Nephew plc and its subsidiaries and any holding company and the other subsidiaries of that holding company (as those expressions are defined in the Companies Act 1985) together with any associated company (which means any other company in which We or our holding company or any subsidiary of ours or our holding company beneficially holds not less than 20% of the equity share capital), and Group is All or any of the Group Companies.

Remuneration Committee

The sub-committee of the board of Smith & Nephew plc comprising non- executive directors, responsible for setting (inter alia) the pay and benefits of the executive directors of Smith & Nephew plc and executive officers of the Group.

29.2.	Any reference to a statutory provision includes all re-enactments and modifications of that provision and any regulations made under it or them.
29.3.	The headings in this Agreement are for convenience only. They do not form part of this Agreement and do not affect its interpretation.
29.4.	Any reference in this Agreement to you, if appropriate, includes your personal representatives.
29.5.	Any reference in this Agreement to we or us includes any Group Company if the context requires or if we so decide.

30.	GENERAL PROVISIONS
30.1.

Any provision in this Agreement which confers any rights or powers means those rights or powers as exercised by us from time to time. Those rights or powers may be exercised by the Board or by any other person acting on our behalf and within the scope of their authority.

30.2.	Any reference to any rule, regulation, policy, procedure or scheme means the rule, regulation, policy, procedure or scheme that is in force and as amended from time to time.
30.3.

Any rule, regulation, policy, procedure or scheme referred to in this Agreement may be varied (in whole or part) or cancelled or terminated by us at any time. We are not obliged to give any prior warning before making that variation, cancellation or termination nor are we under any obligation to compensate you for that variation, cancellation or termination, even if you are disadvantaged (financially or otherwise) as a result. We are not obliged to substitute a replacement rule, regulation, policy, procedure or scheme but, if we do provide a substitute, it may be on whatever terms we consider appropriate provided always that you shall be treated no less favourably than other senior executives of comparable status to yourself under those terms. The duty of trust and confidence shall not extend to any exercise by us of the rights and powers contained in this clause.

30.4.

If any scheme provider (not limited to an insurance company) or other third party refuses for any reason to provide any benefit which is set out in this Agreement (or to provide any benefit on terms that We consider to be reasonable) in relation to you or if applicable to your spouse, partner or children then we are not liable to make any payment; provide any replacement benefit or pay compensation in lieu of that benefit. We may in our discretion challenge any refusal (and shall not unreasonably refuse your request for such a challenge) by any scheme provider or other third party to provide benefits but, if we do, it is on condition that:

(a)You take all proper measures to appeal against the refusal in accordance with any applicable scheme and meet all reasonable costs associated with that appeal;

(b)You co-operate fully with us and disclose all relevant personal information;

(c)If required, you attend a medical examination with one or more medical practitioners selected and instructed by us; and

(d)You indemnify us fully against all reasonable costs, expenses and claims incurred by us in connection with challenging that refusal.

30.5

Any provision of this Agreement which says that you must not do something means that you must not do it yourself or in any other way. You must not do it through others acting on your behalf or on your instructions or with your encouragement.

30.6.	You agree to comply with all our policies and procedures including without limitation our email and internet policy and data protection policy.
30.7.

Nothing in this Agreement confers any rights on your spouse, dependants, relatives or any third party except that, for the purposes of the Contracts (Rights of Third Parties) Act 1999, the Group can enforce the restrictive covenants, confidentiality, intellectual property clauses and any other clause of this Agreement that purports to confer rights on the Group in relation to you.

30.8.	Any delay by the Group or you in exercising any of its rights under this Agreement will not constitute a waiver of those rights.
30.9.

You appoint us to be your attorney (in your name and on your behalf) to execute any instrument or do anything necessary for the purpose of giving to us or our nominee the full benefit of the provisions of Clauses 17 and 25.3 of this Agreement. You acknowledge in favour of any third party that a certificate in writing, which is signed by any director or secretary of the Board, or of the board of Smith & Nephew plc, stating that any instrument or act falls within the authority conferred shall be conclusive evidence that such is the case.

31.	DEDUCTIONS
31.1.

You authorise us at any time during your employment or following its termination (whether or not that termination is lawful) to deduct from your wages (as that expression is defined in the Employment Rights Act 1996) any monies due from you to the Group, including without limitation the outstanding balance of any loan account; the cost of repairing any damage or loss to Group property caused by you; any overpayment of holiday pay; and any loss suffered by the Group as a result of any breach of contract, statutory duty or tort committed by you.

32.	DATA PROTECTION
32.1.

You consent to us processing personal information about you for the purposes of all applicable data protection and privacy legislation, regulations and guidance as amended or replaced from time to time including but not limited to the Data Protection Act 1998 and the General Data Protection Regulation (EU) 2016/679 of the European Parliament and of the Council (GDPR) (together the Data Protection Laws.

32.2.	You agree to use all reasonable endeavours to keep us informed of any changes to your personal information and to comply with the Data Protection Laws and the

Group’s policies, rules and procedures relating to the processing of personal information.

33.	COLLECTIVE AGREEMENTS
33.1.	There are no collective agreements with trade unions that directly affect your terms and conditions of employment.
34.	NOTICES
34.1

Any notice to be given under this agreement shall be in writing. Notices may be delivered by hand; sent by first-class post or email. In your case, a notice will be deemed to have been validly served if it is sent to the last address that you have notified to us as being your address. In our case, any notice should be addressed to the Company Secretary of Smith & Nephew plc and should be sent to the registered office address or to their personal email address.

34.2	Any notice served by post will be deemed to have been served 48 hours after it was posted or in the case of email, 1 hour after it was sent.
35.	TERMINATION OF PREVIOUS AGREEMENTS
35.1	This Agreement, together with any other documents referred to in this Agreement, constitutes the entire agreement and understanding between the parties, and supersedes all other agreements both oral and in writing between You and us which shall be deemed to have been terminated by mutual consent as from the date of this Agreement.

35.2

You acknowledge that you have not entered into this Agreement in reliance upon any representation, warranty or undertaking which is not set out in this Agreement or expressly referred to in it as forming part of your contract of employment.

36.	CONTRACTS (RIGHTS OF THIRD PARTIES) ACT 1999
36.1	A person who is not a party to this Agreement shall have no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any of its terms.
37.	GOVERNING LAW AND JURISDICTION
37.1	This Agreement is governed by and interpreted in accordance with English law.
37.2	The parties submit to the non-exclusive jurisdiction of the High Court of England and Wales in connection with any claim, dispute or matter arising out of relating to this Agreement.

IN WITNESS of which the parties have executed this Agreement as a Deed on the date set out above.

EXECUTED AS A DEED

Smith & Nephew UK Limited	Anne Francoise Nesmes

Director

Signature: /s/ Susan Swabey	Signature: /s/ Anne-Francoise Nesmes